Exhibit 99.4

The Science Group Overview and outlook Mukhtar Ahmed President, Science Group November 12, 2019

M. Stanley Whittingham 2019 Nobel Prize in Chemistry Development of lithium - ion batteries Michael Mayor & Didier Queloz 2019 Nobel Prize in Physics Discovery of exoplanet orbiting a solar - type star

Radicava First novel treatment for ALS in 22 years, launched by Mitsubishi Tanabe in 2017 Keytruda Cancer immunotherapy drug launched by Merck in 2014, projected sales of $20B Humira Blockbuster antibody launched by Abbott Labs (now AbbVie) in 2002, generated $115B+ in sales since 2010

94% of 50 largest pharma companies rely on Cortellis to bring life - changing drugs to market ISI identified 54 researchers as ‘ Citation Laureates ’ prior to them receiving a Nobel prize Four Citation Laureates received a Nobel P rize in 2019 Our customers bring life - changing innovations with global impact

Using Web of Science world - class data we measure and recognize individuals behind ground - breaking research Some of the most significant drugs to come to market in the last decade were discovered by our customers

We deliver greater interoperability, connectivity and collaboration to major industries, enhancing their intended impacts Content as a Service – App Exchange – Predictive Analytics Research Intelligence Cloud Artificial intelligence Ontologies Academia  Cutting - edge discoveries Publishers  Faster publications times Government  Improvements to society Biopharma  Better patient outcomes Billions of data points from 1000s of harmonized sources

Academia Effective decisions Regulators struggle to keep pace with healthcare technology innovation 3 Government 1 ExLibris 2 Deloitte 3 Government Technology Publishers Open access The impact of open access is requiring publishers to change their business models Biopharma Diminishing R&D returns Cost of bringing a drug to market has nearly doubled in 10 years to over $2B 2 Industry pain points are impacting our core customer segments Inefficient research infrastructure 73% of researchers use 3 or more research management systems to carry out research 1

2M+ Research articles published each year 3 2.5B Academic articles downloaded each year 4 $30B EU Research funding across 28 member countries 1 2+ years From research grant to publication 2 Discover & access research Assess research Fund research Conduct & prepare research Publish research Academic research lifecycle We accelerate innovation from ideation to outcome — e nabling the world’s greatest innovators 1 Outsell 2 Wellcome Trust 3 Web of Science 4 STM Association

Our platform enables researchers and publishers to bring their ideas to life

Web of Science

Web of Science
- Unbiased, independent and objective
- Over 1.7B cited reference
- Over 160M data records

InCites
- Measure & benchmark research
- Journal Citation Reports

ScholarOne
- Simplified submission workflows and peer review
- 2.1M submissions per year
- 7,400 academic journals

EndNote
- Collaborative writing & reference management tool
- 6,000 reference styles

Converis
- Connecting 50 systems to manage research


Innovate
Research
Intelligence
Cloud
Ideate
Impact

Clarivate Analytics

Drug and medical device developers rely on us through each step of their product lifecycle $1.5T Pharma R&D spend since 2010 1 Discovery & pre - clinical Clinical trials Business development & licensing Market access & post approval Drug & Device Development Lifecycle Regulatory approval 10+ years To bring a drug to market 2 6+ years To bring a medical device to market 4 12% Drug regulatory approval rate 3 1 Statista 2 Pharma.org 3 Tufts Center for the Study of Drug Development  4 Clarivate Analytics and JACC: Basic to Translational Science

Our platform supports decision making, and connects all aspects of drug development

Cortellis™

Cortellis Drug Discovery
- 44K+ genes and targets
- 580K+ drugs and biologics

Cortellis clinical
- 320k+ patents
- 340k trials

Cortellis Regulatory Intelligence
- 32 global regulatory comparisons
- 7K+ regulatory intelligence reports

Cortellis Competitive Intelligence
- Used by 100% of top 25 global pharma companies
- 7.5M+ patents from 3M+ families

Cortellis Generics Intelligence
- 71K+ dose and API suppliers
- 59K+ regulatory filing documents


Innovate
Research
Intelligence
Cloud
Ideate
Impact

Clarivate Analytics

APAC growth Data proliferation Technology Collaboration Healthcare data increasing 48% annually to 2,314 exabytes by 2020 , enabling new players to cure disease, improve quality of life and prevent deaths 1 Sciences sectors being disrupted by application of Artificial Intelligence to expediate new discovery and optimise workflows 2 China posts 34% increase in corporate R&D spend , highest of any region, challenging market leaders for future revenues 3 Need to innovate driving collaboration between academia and pharma companies , e.g. Kyoto University and Takeda Pharmaceuticals 10 year collaboration on IPS cell research 4 1 Stanford Medicine 2 Outsell 3 Strategy& 4 Takeda Tailwinds heighten the need for analytics and information services, creating vast opportunities for us

1 Outsell, Clarivate Analysis Science Group core markets $4.9B 1 2016 - 18 CAGR 6.8% Science Group Total addressable market $1.6B Pharma drug development 2016 - 18 CAGR 10% Academia & government research 2016 - 18 CAGR 5.2% $2.8B Life sciences regulatory 2016 - 18 CAGR 5% $300M $ 162M Publisher services 2016 - 18 CAGR 5.3 % We anticipate growth from deeper penetration of our core markets

1 Global Market Insights 2 G rand View Research 3 Outsell, Clarivate Analysis 4 Clarivate Analysis Science Group adjacent opportunities $28.3B In addition, we have targeted adjacent markets with $28.3B in potential Digital health analytics 1 Pharmacovigilance 2 Medical device information & data analytics 3 Adjacent industries 4 cosmetics, nutraceuticals, veterinary and food $5B $4.3 B $8.6B $10.4B

Be industry’s first end - to - end R&D intelligence platform Grow alliance & channels Expand: Organic & acquisitional into new & adjacent markets Provide exceptional customer experience Grow a world class organization Our strategic goals and competitive differentiators will accelerate our growth Strategic goals Gold standard intelligence Integrated solutions Content as a service Powerful analytics App ecosystem Competitive differentiators

Research Intelligence Cloud Next blockbuster product through our alliance and channels app exchange Our proprietary ecosystem will lead to revenue growth Apps App exchange

We are shaping the direction and future of research through our industry thought leadership Innovate bibliometric and analytical approaches in academic research evaluation Institute for Scientific Information (ISI) Centre for Medicines Research (CMR) Centre for Innovation in Regulatory Science (CIRS) Established and reputable source of pharmaceutical industry metrics and trends Neutral international forum for healthcare stakeholders advancing global regulatory policies • 80% of top 20 pharma companies • 75% of top 50 pharma companies by R&D spend • 23 top global pharma • 40 medicine regulatory authorities • 21 health tech assessment / payer agencies  1 Editage Focus Reach • JCR metrics are top criterion for journal selection by researchers 1 • Publications accessed across 143 countries

BLUE OCEAN Search Accessibility Advanced analytics Content curation Relative capability Increasing user value Clarivate Web of Science Google Scholar Benchmarking Research ecosystem Scopus Source: Stax Market Assessment Report and Clarivate Analytics RED OCEAN Dimensions Our unparalleled and deep expertise delivers increased value when compared to free services Strategic solutions Increase productivity with 1 - click access Connect across research ecosystem through expanded content offerings and next - gen workflow tools Empower users with advanced AI tools to make more informed decisions Discover research quicker with advanced search features Assess & benchmark research landscape in platform Utilize best - in - class data via our transparent, selective curation Set a predictive market direction for funders, governments and research institutes through high - value consulting services

Q1 2020 Q2 2020 Q3 2020 Q4 2020 2021  Our bold investment strategy will drive future growth Enhance routes to content Expand ecosystem Expand into adjacent markets Product peak adoption growth Product Content Market Alliance & channels Customer delight M&A and Consulting CaaS data science Next - gen AI Localization M&A App exchange Market penetration Customer value Capitalize on existing relationships

We have a compelling future: Poised to capitalize on $4.9B in core market opportunities Human - centered product design Mission - critical offerings L oyal customers with high retention rates Outstanding growth potential Depth in core markets Agile and disruptive business model